Exhibit 99.1

For Immediate Release

Compugen Ltd. Reports 3rd Quarter 2015 Financial Results

TEL AVIV, ISRAEL – November 3, 2015 – Compugen Ltd. (NASDAQ: CGEN), a leading predictive drug discovery company, today reported financial results for the third quarter ending September 30, 2015.

Anat Cohen-Dayag, Ph.D., President and Chief Executive Officer of Compugen, stated, “We are very pleased by the continuing successful advancement of our early stage target pipeline with programs addressing substantial therapeutic opportunities in immuno-oncology, antibody drug conjugate therapy, and autoimmune diseases, all based on novel targets discovered by us.”

Dr. Cohen-Dayag continued, “With respect to our multiple internal immuno-oncology programs, we continue to advance CGEN-15029 as the highest priority mAb program, and as such, have allocated additional resources to this program to advance it to clinical trials. This is a very exciting time for the Company, as we advance our first internal immuno-oncology program toward IND-enabling activities. With respect to programs addressing antibody drug conjugate therapy, we have established a diversified portfolio of target candidates for this promising mode of cancer therapy, and recently disclosed data suggesting broad first-in-class clinical opportunities for CGEN-15027 antibodies in the treatment of multiple solid tumor types.”

Dr. Cohen-Dayag, added, “With respect to our collaboration with Bayer HealthCare based on CGEN-15001T and CGEN-15022, both Bayer and Compugen are excited by the potential of the two programs as additional understandings of the target biology are gained and the programs progress toward potential novel therapeutics for cancer immunotherapy.”

Revenues for the third quarter of 2015 and for the nine months ending September 30, 2015 were $0.2 million and $1.0 million respectively, compared with $1.7 million and $5.8 million for the comparable periods in 2014. The decrease in revenues is attributable mainly to recognition of the non-refundable upfront payment under the August 2013 collaboration and license agreement with Bayer and a milestone payment in the amount of $1.2 million received in the second quarter of 2014 from Bayer.

Net loss for the third quarter of 2015 was $6.7 million, or $0.13 per basic and diluted share, compared with a net loss of $5.4 million, or $0.11 per basic and diluted share, for the comparable period in 2014. Net loss for the nine months ending September 30, 2015 was $19.7 million, or $0.39 per basic and diluted share, compared with a net loss of $9.6 million, or $0.20 per basic and diluted share, for the comparable period in 2014. The significant increase in net loss for the comparable periods largely relates to a decrease in revenues as noted above, and an increase in the Company’s R&D and business development activities relating to its Pipeline Program candidates.

As of September 30, 2015, cash, cash related accounts, short-term and long-term bank deposits totaled $89.3 million with no debt, compared with $108.4 million as of December 31, 2014.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its third quarter 2015 results today, November 3, 2015 at 10:00 a.m. ET. To access the conference call, please dial 1-888-668-9141 from the US or +972-3-918-0609 internationally. The call will also be available via live webcast located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-782-4291 from the US or +972-3-925-5925 internationally. The replay will be available through November 5, 2015.

(Tables to follow)

About Compugen
Compugen is a leading drug discovery company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class biologics. The Company’s current pipeline primary focus is on immune checkpoint target candidates discovered by the Company, potentially providing the basis for a next wave of therapeutics for cancer immunotherapy. Compugen’s business model is based on selectively entering into collaborations for its novel targets and drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Tel Aviv, Israel, with R&D facilities in Tel Aviv and South San Francisco. At the US facilities, monoclonal antibody therapeutic candidates are discovered and developed against the Company’s novel target candidates. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and may not be successful in generating revenues, and the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	229	1,718	964	5,815
Cost of revenues	201	741	597	2,357
Gross profit	28	977	367	3,458

Operating expenses
Research and development expenses, net	5,334	3,910	15,444	10,226
Marketing and business development expenses	267	156	745	438
General and administrative expenses	1,341	1,504	4,369	4,016
Total operating expenses	6,942	5,570	20,558	14,680

Operating loss	(6,914)	(4,593)	(20,191)	(11,222)
Financial income (loss), net	172	(802)	500	1,670
Net loss before taxes	(6,742)	(5,395)	(19,691)	(9,552)
Taxes on income	-	-	-	(60)
Net loss	(6,742)	(5,395)	(19,691)	(9,612)
Basic and diluted net loss per ordinary share	(0.13)	(0.11)	(0.39)	(0.20)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	50,469,567	49,089,165	50,406,864	47,021,655

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	74,271	73,328
Investment in Evogene	933	1,054
Other accounts receivable and prepaid expenses	1,892	716
Total current assets	77,096	75,098

Non-current assets
Long-term bank deposits	15,008	35,026
Non-current prepaid expenses	106	108
Severance pay fund	2,128	2,024
Property and equipment, net	2,738	2,730
Total non-current assets	19,980	39,888
Total assets	97,076	114,986

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	4,214	4,379
Deferred revenues	824	1,789
Research and development funding arrangement	105	421
Total current liabilities	5,143	6,589

Non-current liabilities
Accrued severance pay	2,524	2,281
Total non-current liabilities	2,524	2,281

Total shareholders' equity	89,409	106,116
Total liabilities and shareholders' equity	97,076	114,986